UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

BARNES & NOBLE, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

067774109
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Mr. Roger B. Peikin
Aletheia Research & Management, Inc.
100 Wilshire Boulevard, Suite 1960
Santa Monica, CA  90401
(310)-899-0800

November 30, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 067774109	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aletheia Research & Management, Inc., IRS No.- 95-4647814
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 6,211,760 shares of Common Stock.
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING	9	SOLE DISPOSITIVE POWER 6,211,760 shares of Common Stock.
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,211,760 shares of Common Stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.82%
14	TYPE OF REPORTING PERSON* IA

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Issuer”).  The Issuer maintains its principal executive office at 122 Fifth Avenue, New York, New York 10011.

Item 2.	Identity and Background.

(a)           This statement is filed by Aletheia Research & Management, Inc., a California corporation (“Aletheia”), with respect to shares of the Issuer’s Common Stock held by managed accounts over which Aletheia has discretionary authority and through partnerships with respect to which Aletheia serves as general partner. Roger Peikin is the Executive Vice President of Aletheia.

(b)           The principal business address of Aletheia is 100 Wilshire Boulevard, Suite 1960, Santa Monica, California 90401

(c)           Aletheia is a federally registered investment adviser and its principal business is securities investment.

(d)           During the past five years, neither Aletheia nor any of its executive officers, directors or controlling persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, neither the Aletheia nor any of its executive officers, directors or controlling persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining any such person from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by any such person.

(f)           Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Aletheia owns 6,211,760 shares of the Issuer’s Common Stock on behalf of managed accounts and partnerships with respect to which Aletheia serves as general partner.  Such managed accounts and partnerships have collectively paid $137,026,653 from their working capital for such shares.

Item 4.	Purpose of Transaction.

Aletheia has acquired its shares of the Issuer’s Common Stock for investment.  Aletheia has no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer’s charter or by-laws; (h) the Common Stock of the Issuer ceasing to be authorized to be quoted on the New York Stock Exchange; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. Aletheia however reserves the right, at a later date, to effect one or more of such changes or transactions.

Aletheia may continue to purchase additional shares of the Issuer’s Common Stock or sell some or all of its shares of the Issuer’s Common Stock in the open market or in privately negotiated transactions from or to one or more sellers or purchasers, as the case may be, provided that, in accordance with its best judgment in light of the circumstances existing at the time, such transactions present an attractive (long or short term) opportunity for profit.

Aletheia further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)           The number of shares of the Issuer’s Common Stock and the percentage of the outstanding shares (based upon 57,410,967 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2009) directly or indirectly beneficially owned by the Reporting Person is as follows:

Name	Number of Shares	Percentage of Outstanding Shares

Aletheia	6,211,760	10.82%

(b)           Aletheia has sole power to vote and sole power to dispose or to direct the disposition of 6,211,760 shares of the Issuer’s Common Stock.

(c)           See Appendix 1 annexed hereto.

(d)           Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer’s Common Stock included in this statement.  No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer’s Common Stock constituting more than 5% of the class of the Issuer’s Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Aletheia may be deemed to have beneficial ownership and control of the shares of the Issuer’s Common Stock held by managed accounts and partnerships over which Aletheia has discretionary authority. Aletheia disclaims beneficial ownership of all of such shares. In addition, the filing of this Schedule 13D shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13D for any purposes other than Section 13(a) of the Securities Exchange Act of 1934.

Other than as set forth above, Aletheia has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other persons with respect to the shares of the Issuer’s Common Stock.

Item 7.	Material to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2009

ALETHEIA RESEARCH & MANAGEMENT, INC.

By:	/s/ Roger B. Peikin
Roger B. Peikin,
Executive Vice President

APPENDIX I
TRANSACTIONS IN
GREAT ATLANTIC & PACIFIC TEA CO. INC.
COMMON STOCK  - PAST 60 DAYS

Trade Date	Number of Shares Purchased or Sold	Purchase Price	Share Price

10/15/09	5	106	21.1380
10/16/09	56,825	1,181,279	20.7880
10/19/09	(95)	1,852	19.4946
10/20/09	1,930	36,497	18.9102
10/22/09	1,195	22,281	18.6454
10/23/09	1,302	23,300	17.8953
10/26/09	6,800	126,607	18.6187
10/27/09	531	9,173	17.2756
10/28/09	(560)	9,329	16.6598
10/29/09	435	7,461	17.1514
10/30/09	1,225	20,579	16.7994
11/02/09	1,393	23,379	16.7831
11/03/09	940	15,957	16.9756
11/04/09	665	11,358	17.0791
11/05/09	3,735	63,172	16.9134
11/06/09	(303)	5,168	17.0557
11/09/09	819	15,189	18.5459
11/10/09	(20)	290	14.4750
11/11/09	905	18,181	20.0891
11/12/09	127	2,551	20.0874
11/13/09	285	5,644	19.8049
11/16/09	(30)	616	20.5323
11/17/09	(229)	4,912	21.4512
11/18/09	41,494	918,585	22.1378
11/19/09	611,904	13,543,939	22.1341
11/20/09	498,858	11,091,140	22.2331
11/23/09	553,836	12,637,549	22.8182
11/24/09	613,104	13,595,435	22.1748
11/25/09	260,680	6,056,053	23.2318
11/27/09	28,392	695,926	24.5113
11/30/09	295,625	7,148,815	24.1820
12/01/09	132,705	3,077,506	23.1906
12/02/09	15,092	349,180	23.1368
12/03/09	20,890	461,128	22.0741
12/04/09	113,715	2,421,803	21.2971
12/07/09	64,100	1,352,459	21.0992
12/08/09	224,625	4,700,753	20.9271
12/09/09	(6,861)	131,678	19.1922
12/10/09	16,655	329,278	19.7705
12/11/09	11,173	217,936	19.5056
12/14/09	(279)	5,379	19.2797
12/15/09	2,107	40,407	19.1773

Trade Date	Number of Shares Purchased or Sold	Purchase Price	Share Price

12/16/09	17,488	336,217	19.2256
12/17/09	265	4,838	18.2564